AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 2018

FILE NO. 033-02610

FILE NO. 811-04550

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☑
Post-Effective Amendment No. 141

AND

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☑
Amendment No. 144

THE MAINSTAY FUNDS

(exact name of registrant as specified in charter)

51 MADISON AVENUE,

NEW YORK, NEW YORK 10010

(address of principal executive office)

REGISTRANT’S TELEPHONE NUMBER: (212) 576-7000

Copy to:

J. Kevin Gao, Esq. The MainStay Funds 30 Hudson Street Jersey City, NJ 07302	Thomas C. Bogle, Esq. Corey F. Rose, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

(NAME AND ADDRESS OF AGENT FOR SERVICE)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No.141 to the Registration Statement on Form N-1A (File No. 033-02610) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 141 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 141 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 141 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION

ITEM 28. EXHIBITS

a.	Declaration of Trust

1.	Fifth Amended and Restated Establishment and Designation of Series of Shares of Beneficial Interest, Par Value $.01 Per Share dated October 26, 1992 — Previously filed as Exhibit 1(b) to Post-Effective Amendment No. 16*

2.	Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(b) to Post-Effective Amendment No. 11*

3.	Form of Establishment and Designation of Additional Series of shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(b) to Post-Effective Amendment No. 23*

4.	Form of Declaration of Trust as Amended and Restated December 31, 1994 — Previously filed as Exhibit a (4) to Post-Effective Amendment No. 53*

5.	Form of Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(e) to Post-Effective Amendment No. 28*

6.	Form of Establishment and Designation of an Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(g) to Post-Effective Amendment No. 35*

7.	Establishment and Designation of an Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(h) to Post-Effective Amendment No. 38*

8.	Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $.01 Per Share — Previously filed as Exhibit 1(i) to Post-Effective Amendment No. 47*

9.	Establishment and Designations of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(10) to Post-Effective Amendment No. 51*

10.	Establishment and Designations of Additional Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(11) to Post-Effective Amendment No. 51*

11.	Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(11) to Post-Effective Amendment No. 55*

12.	Form of Establishment and Designation of Additional Series of Shares of Beneficial Interest, Par Value $0.01 Per Share relating to the Mainstay U.S. Large Cap Equity Fund — Previously filed as Exhibit (a)(12) to Post-Effective Amendment No. 58*

13.	Establishment and Designation of Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(13) to Post-Effective Amendment No. 65*

14.	Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(14) to Post-Effective Amendment No. 65*

15.	Abolition of Series of Shares of Beneficial Interest, Par Value $0.01 per Share — Previously filed as Exhibit (a) (15) to Post-Effective Amendment No. 65*

16.	Establishment and Designation of Additional Series and Classes of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(16) to Post-Effective Amendment No. 74*

17.	Abolition of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a) (17) to Post-Effective Amendment No. 74*

18.	Abolition of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a) (18) to Post-Effective Amendment No. 74*

19.	Abolition of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a) (19) to Post-Effective Amendment No. 74*

20.	Establishment and Designation of Additional Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(20) to Post-Effective Amendment No. 80*

21.	Establishment and Designation of Additional Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit 1(a) to Registrant’s Form N-14 filed with the Commission on August 10, 2007*

22.	Establishment and Designation of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share — Previously filed as Exhibit (a)(22) to Post-Effective Amendment No. 93*

23.	Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Small Cap Value) — Previously filed as Exhibit (a)(23) to Post-Effective Amendment No. 106*

24.	Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Institutional Bond) — Previously filed as Exhibit (a)(24) to Post-Effective Amendment No. 106*

25.	Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Value) — Previously filed as Exhibit (a)(25) to Post-Effective Amendment No. 106*

26.	Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Mid Cap Growth) —Previously filed as Exhibit (a)(26) to Post-Effective Amendment No. 106*

27.	Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Small Cap Growth) — Previously filed as Exhibit (a)(27) to Post-Effective Amendment No. 106*

28.	Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Mid Cap Value) — Previously filed as Exhibit (a)(28) to Post-Effective Amendment No. 106*

29.	Abolition of Series of Shares Of Beneficial Interest, Par Value $0.01 Per Share (Capital Appreciation) — Previously filed as Exhibit (a)(29) to Post-Effective Amendment No. 106*

30.	Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share (Total Return) — Previously filed as Exhibit (a)(30) to Post-Effective Amendment No. 106*

31.	Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share (Flexible Bond Opportunities) — Previously filed as Exhibit (a)(31) to Post-Effective Amendment No. 121*

32.	Establishment and Designation of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share (Class R3) dated December 2015 — Previously filed as Exhibit (a)(32) to Post-Effective Amendment No. 129 on February 29, 2016*

33.	Declaration of Trust dated January 9, 1986, as amended and restated August 19, 2016 — Previously filed as Exhibit (a)(3) to Post-Effective Amendment No. 131 on September 12, 2016*

34.	Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share (Global High Income and MAP) — Previously filed as Exhibit (a)(34) to Post-Effective Amendment No. 137 on August 10, 2017*

35.	Establishment and Designation of Class of Shares of Beneficial Interest, Par Value $0.01 Per Share (Class T) — Previously filed as Exhibit (a)(35) to Post-Effective Amendment No. 137 on August 10, 2017*

36.	Redesignation of Series of Shares of Beneficial Interest, Par Value $0.01 Per Share effective February 28, 2018 — Previously filed as Exhibit (a)(36) to Post-Effective Amendment No. 139 on February 28, 2018*

b.	By-Laws

1.	Amended and Restated By-Laws dated June 4, 2015 — Previously filed as Exhibit (b)(1) to Post-Effective Amendment No. 129 on February 29, 2016*

c.	Instruments Defining Rights of Security Holders

1.	See the Declaration of Trust, as amended and supplemented from time to time and the Amended and Restated By-Laws dated December 31, 1994 (See above)

d.	Investment Advisory Contracts

1.	Amended and Restated Management Agreement dated February 27, 2015 between The MainStay Funds and New York Life Investment Management LLC — Previously filed as Exhibit (d)(1) to Post-Effective Amendment No. 126 on February 27, 2015*

(a)	Amendment dated February 28, 2017 — Previously filed as Exhibit (d)(1)(a) to Post-Effective Amendment No. 137 on August 10, 2017*

(b)	Amendment dated February 28, 2018 — Previously filed as Exhibit (d)(1)(b) to Post-Effective Amendment No. 139 on February 28, 2018*

2.	Subadvisory Agreements

(a)	Amended and Restated Sub-Advisory Agreement between New York Life Investment Management LLC and MacKay Shields LLC dated January 1, 2018 — Previously filed as Exhibit (d)(2)(a) to Post-Effective Amendment No. 139 on February 28, 2018*

i.	Amendment dated February 28, 2018 — Previously filed as Exhibit (d)(2)(a)(i) to Post-Effective Amendment No. 139 on February 28, 2018*

ii.	Amendment dated May 1, 2018 — Filed herewith

iii.	Amendment dated May 22, 2018 — Filed herewith

(b)	Subadvisory Agreement between New York Life Investment Management LLC and Winslow Capital Management, Inc. dated October 1, 2014 — Previously filed as Exhibit (d)(2)(b) to Post- Effective Amendment No. 126 on February 27, 2015*

i.	Amendment dated February 28, 2016 — Previously filed as Exhibit (d)(2)(b)(i) to Post-Effective Amendment No. 129 on February 29, 2016*

(c)	Subadvisory Agreement between New York Life Investment Management LLC and Epoch Investment Partners, Inc. dated March 31, 2017 — Previously filed as Exhibit (d)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

i.	Amendment dated May 8, 2017 — Previously filed as Exhibit (d)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

(d)	Subadvisory Agreement between New York Life Investment Management LLC and Markston International LLC dated December 15, 2011 — Previously filed as Exhibit (d)(2)(g) to Post-Effective Amendment No. 116 on February 28, 2013*

(e)	Subadvisory Agreement dated May 1, 2014 between New York Life Investment Management LLC and NYL Investors LLC — Previously filed as Exhibit (d)(2)(h) to Post-Effective Amendment No. 131 on September 12, 2016*

i	Amendment dated February 28, 2017 — Previously filed as Exhibit (d)(2)(h)(i) to Post-Effective Amendment No. 137 on August 10, 2017*

e.	Underwriting Contracts

1.	Amended and Restated Master Distribution Agreement between the MainStay Funds and NYLIFE Distributors Inc. dated August 1, 2014 — Previously filed as Exhibit (e)(1) to Post-Effective Amendment No. 126 on February 27, 2015*

2.	Form of Soliciting Dealer Agreement — Previously filed as Exhibit (e)(2) to Post-Effective Amendment No. 129 on February 29, 2016*

f.	Bonus or Profit Sharing Contracts — Inapplicable

g.	Custodian Agreements

1.	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated January 1, 2011 — Previously filed as Exhibit (g)(1) to Post-Effective Amendment No. 9 to MainStay Funds Trust’s Registration Statement on February 28, 2011*

(a)	Amendment dated October 21, 2013 — Previously filed as Exhibit (g)(1)(a) to Post-Effective Amendment No. 73 to MainStay Funds Trust’s Registration Statement on February 27, 2015.*

(b)	Amendment to Custodian Agreement dated June 18, 2015 — Previously filed as Exhibit (g)(1)(b) to Post- Effective Amendment No. 85 to MainStay Funds Trust’s Registration Statement on August 28, 2015.*

(c)	Amendment dated December 22, 2015 – Previously filed as Exhibit (g)(1)(c) to Post-Effective Amendment No. 89 to MainStay Funds Trust's Registration Statement on February 26, 2016.*

(d)	Amendment dated February 29, 2016 (Retirement 2060) — Previously filed as Exhibit (g)(1)(d) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

(e)	Amendment dated February 29, 2016 (Appendix) — Previously filed as Exhibit (g)(1)(e) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

(f)	Amendment dated May 1, 2016 — Previously filed as Exhibit (g)(1)(f) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

(g)	Amendment dated May 1, 2016 (Appendix) — Previously filed as Exhibit (g)(1)(g) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

(h)	Amendment dated June 16, 2016 to the Master Custodian Agreement (appendix) — Previously filed as Exhibit (g)(1)(h) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016.*

(i)	Amendment dated June 17, 2016 to the Master Custodian Agreement (appendix) - Previously filed as Exhibit (g)(1)(i) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016.*

(j)	Amendment dated June 30, 2016 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(j) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016.*

(k)	Amendment dated October 15, 2016 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(k) to MainStay Funds Trust's Post-Effective Amendment No. 115 on August 10, 2017*

(l)	Amendment dated March 13, 2017 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(l) to MainStay Funds Trust's Post-Effective Amendment No. 115 on August 10, 2017*

(m)	Amendment dated May 5, 2017 to the Master Custodian Agreement - Previously filed as Exhibit (g)(1)(m) to MainStay Funds Trust's Post-Effective Amendment No. 115 on August 10, 2017*

(n)	Amendment dated August 30, 2017 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(n) to Post-Effective Amendment No. 139 on February 28, 2018*

(o)	Amendment dated November 15, 2017 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(o) to Post-Effective Amendment No. 139 on February 28, 2018*

(p)	Amendment dated February 28, 2018 – Filed herewith

(q)	Amendment dated May 22, 2018 – Filed herewith

(r)	Amendment dated July 2, 2018 – Filed herewith

(s)	Amendment dated September 10, 2018 – Filed herewith

2.	Amended and Restated Master Delegation Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed as Exhibit (g)(2) to Post-Effective Amendment No. 9 to MainStay Funds Trust’s Registration Statement on February 28, 2011.*

(a)	Amendment dated October 21, 2013 – Previously filed as Exhibit (g)(2)(a) to Post-Effective Amendment No. to MainStay Funds Trust’s Registration Statement on February 27, 2015.*

(b)	Amendment to Delegation Agreement dated June 18, 2015 – Previously filed as Exhibit (g)(2)(b) to Post- Effective Amendment No. 85 to MainStay Funds Trust’s Registration Statement on August 28, 2015.*

(c)	Amendment dated February 29, 2016 (Retirement 2060) – Previously filed as Exhibit (g)(2)(c) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

(d)	Amendment dated February 29, 2016 (Appendix) – Previously filed as Exhibit (g)(2)(d) to Post-Effective Amendment No. 89 to MainStay Funds Trust's Registration Statement on February 26, 2016.*

(e)	Amendment dated May 1, 2016 – Previously filed as Exhibit (g)(2)(e) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

(f)	Amendment dated May 1, 2016 (Appendix) – Previously filed as Exhibit (g)(2)(f) to Post-Effective Amendment No. 94 to MainStay Funds Trust’s Registration Statement on June 20, 2016.*

(g)	Amendment dated June 16, 2016 to the Master Delegation Agreement (appendix) - Previously filed as Exhibit (g)(2)(g) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016.*

(h)	Amendment dated June 17, 2016 to the Master Delegation Agreement (appendix) - Previously filed as Exhibit (g)(2)(h) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016.*

(i)	Amendment dated June 30, 2016 to the Master Delegation Agreement - Previously filed as Exhibit (g)(2)(i) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016.*

(j)	Amendment dated October 15, 2016 to the Master Delegation Agreement - Previously filed as Exhibit (g)(2)(j) to MainStay Funds Trust's Post-Effective Amendment No. 115 on August 10, 2017*

(k)	Amendment dated March 13, 2017 to the Master Delegation Agreement - Previously filed as Exhibit (g)(2)(k) to MainStay Funds Trust's Post-Effective Amendment No. 115 on August 10, 2017*

(l)	Amendment dated May 5, 2017 to the Master Delegation Agreement - Previously filed as Exhibit (g)(2)(l) to MainStay Funds Trust's Post-Effective Amendment No. 115 on August 10, 2017*

(m)	Amendment dated August 30, 2017 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(m) to Post-Effective Amendment No. 139 on February 28, 2018*

(n)	Amendment dated November 15, 2017 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(n) to Post-Effective Amendment No. 139 on February 28, 2018*

(o)	Amendment dated February 28, 2018 – Filed herewith

(p)	Amendment dated May 22, 2018 – Filed herewith

(q)	Amendment dated July 2, 2018 – Filed herewith

(r)	Amendment dated September 10, 2018 – Filed herewith

h.	Other Material Contracts

1.	Transfer Agency

(a)	Amended and Restated Transfer Agency and Service Agreement dated October 1, 2008 — Previously filed as Exhibit h (1)(a) to Post-Effective Amendment No. 96*

i.	Amendment dated April 24, 2009 — Previously filed as Exhibit (h)(1)(a)(i) to Post-Effective Amendment No. 107 on February 28, 2011*

ii.	Amendment dated October 16, 2009 — Previously filed as Exhibit (h)(1)(a)(ii) to Post-Effective Amendment No. 107 on February 28, 2011*

iii.	Amendment dated October 23, 2009 — Previously filed as Exhibit (h)(1)(a)(iii) to Post-Effective Amendment No. 107 on February 28, 2011*

iv.	Amendment dated October 30, 2009 — Previously filed as Exhibit (h)(1)(a)(iv) to Post-Effective Amendment No. 107 on February 28, 2011*

v.	Amendment dated November 12, 2009 — Previously filed as Exhibit (h)(1)(a)(i) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

vi.	Amendment dated November 24, 2009 — Previously filed as Exhibit (h)(1)(a)(ii) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

vii.	Amendment dated February 26, 2010 — Previously filed as Exhibit (h)(1)(a)(iii) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

viii.	Amendment dated March 30, 2010 — Previously filed as Exhibit (h)(1)(a)(iv) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

ix.	Amendment dated January 1, 2011 — Previously filed as Exhibit (h)(1)(a)(v) to MainStay Funds Trust’s Post-Effective Amendment No. 9 on February 28, 2011*

x.	Amendment dated January 1, 2012 — Previously filed as Exhibit (h)(1)(a)(i) to MainStay Funds Trust’s Post-Effective Amendment No. 40 on February 27, 2013*

xi.	Amendment dated January 1, 2013 — Previously filed as Exhibit (h)(1)(a)(x) to Post-Effective Amendment No. 120 on June 17, 2013*

xii.	Amendment dated July 11, 2014 — Previously filed as Exhibit (h)(1)(a)(xii) to Post-Effective Amendment No. 126 on February 27, 2015*

xiii.	Amendment dated February 29, 2016 — Previously filed as Exhibit (h)(1)(a)(xiii) to Post-Effective Amendment No. 129 on February 29, 2016*

xiv.	Amendment dated June 30, 2016 — Previously filed as Exhibit (h)(1)(a)(xi) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

xv.	Amendment dated March 13, 2017 — Previously filed as Exhibit (h)(1)(a)(xii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

xvi.	Amendment dated April 11, 2017 — Previously filed as Exhibit (h)(1)(a)(xiii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

xvii.	Amendment dated May 8, 2017 — Previously filed as Exhibit (h)(1)(a)(xiv) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

xviii.	Amendment dated November 15, 2017 – Previously filed as Exhibit (h)(1)(a)(xviii) to Post-Effective Amendment No. 139 on February 28, 2018*

xix.	Amendment dated February 28, 2018 – Previously filed as Exhibit (h)(1)(a)(xix) to Post-Effective Amendment No. 139 on February 28, 2018*

xx.	Amendment dated May 22, 2018 – Filed herewith

xxi.	Amendment dated July 2, 2018 – Filed herewith

2.	Amended and Restated Service Agreement with New York Life Benefit Services, Inc. — Previously filed as Exhibit (h)(3) to Post-Effective Amendment No. 80*

3.	Shareholder Services Plan (Class R1 shares) — Previously filed as Exhibit (h)(5) to Post-Effective Amendment No. 80*

4.	Shareholder Services Plan (Class R2 shares) — Previously filed as Exhibit (h)(6) to Post-Effective Amendment No. 80*

5.	Shareholder Services Plan (Class R3 shares) — Previously filed as Exhibit (h)(5) to Post-Effective Amendment No. 129 on February 29, 2016*

6.	Form of Indemnification Agreement — Previously filed as Exhibit (h)(10) to Post-Effective Amendment No. 80*

7.	Expense Limitation Agreements and Fee Waivers

(a)	Amended and Restated Expense Limitation Agreement dated May 22, 2018 — Filed herewith

(b)	Notice of Fee Waiver (Contractual — Large Cap Growth Fund) dated February 29, 2016 — Previously filed as Exhibit (h)(7)(b) to Post-Effective Amendment No. 129 on February 29, 2016*

8.	Regulatory Filing Support Services Agreement dated December 22, 2017 — Previously filed as Exhibit (h)(8) to Post-Effective Amendment No. 139 on February 28, 2018*

i.	Legal Opinion

1.	Opinion and consent of counsel — N/A

j.	Other Opinions

1.	Consent of Independent Registered Public Accounting Firm — N/A

k.	Omitted Financial Statements — Inapplicable

l.	Initial Capital Agreements — Inapplicable

m.	Rule 12b-1 Plan

1.	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 (Class A shares) — Previously filed as Exhibit (m)(1) to Post-Effective Amendment No. 80*

2.	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 (Class B shares) — Previously filed as Exhibit (m)(2) to Post-Effective Amendment No. 80*

3.	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 (Class C shares) — Previously filed as Exhibit (m)(3) to Post-Effective Amendment No. 80*

4.	Plan of Distribution pursuant to Rule 12b-1 (Class R2 shares) — Previously filed as Exhibit (m)(4) to Post- Effective Amendment No. 80*

5.	Plan of Distribution pursuant to Rule 12b-1 (Class R3 shares) — Previously filed as Exhibit (m)(5) to Post-Effective Amendment No. 129 on February 29, 2016*

6.	Plan of Distribution pursuant to Rule 12b-1 (Investor Class shares) — Previously filed as Exhibit m(6) to Post- Effective Amendment No. 95*

7.	Revised Schedules A (as of February 28, 2013) to the Plans of Distribution pursuant to Rule 12b-1 for Class A shares, Class B shares, Class C shares and Investor Class shares — Previously filed as Exhibit m(7) to Post- Effective Amendment No. 123*

8.	Plan Distribution pursuant to Rule 12b-1 (class T shares) — Previously filed as Exhibit (m)(17) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

n.	Rule 18f-3 Plan — Amended Multiple Class Plan Pursuant to Rule 18f-3 dated February 28, 2017 - Previously filed as Exhibit (n)(1) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

o.	Reserved

p.	Codes of Ethics

1.	Code of Ethics of The MainStay Funds dated September 2013 — Previously filed as Exhibit (p)(1) to Post-Effective Amendment No. 129 on February 29, 2016*

2.	Code of Ethics of Markston International LLC as of March 2013 — Previously filed as Exhibit (p)(2) to Post-Effective Amendment No. 126 on February 27, 2015*

3.	Code of Ethics of MacKay Shields LLC Code of Ethics dated July 2014 — Previously filed as Exhibit (p)(3) to Post-Effective Amendment No. 126 on February 27, 2015*

4.	Code of Ethics of New York Life Investment Management Holdings LLC dated November 2016 — Previously filed as Exhibit (p)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

5.	Code of Ethics of Nuveen Investments Inc. (Winslow Capital Management, Inc.) dated September 2016 — Previously filed as Exhibit (p)(5) to Post-Effective Amendment No. 137 on August 10, 2017*

6.	Code of Ethics of Epoch Investment Partners, Inc. dated October 2016 — Previously filed as Exhibit (p)(3) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

Other Exhibits:

1.	Powers of Attorney — Previously filed as Exhibits to Post-Effective Amendment No. 106*

2.	Powers of Attorney (Blunt, Chow and Perold) — Previously filed as Exhibits to Post-Effective Amendment No. 129 on February 29, 2016*

3.	Power of Attorney (Hung) — Previously filed as an Exhibit to Post-Effective Amendment No. 135 on February 28, 2017*

4.	Power of Attorney (Lehneis) —Previously filed as an Exhibit to Post-Effective Amendment No. 138 on December 22, 2017*

* Incorporated herein by reference.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

None.

ITEM 30. INDEMNIFICATION

The MainStay Group of Funds, which includes MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the MainStay Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the MainStay Group of Funds.

Article IV of The MainStay Funds’ (“Registrant’s”) Declaration of Trust states as follows:

Section 4.3. Mandatory Indemnification.

(a) Subject to the exceptions and limitations contained in paragraph (b) below:

(i) every person who is, or has been, a Trustee or officer of the Trust shall be indemnified by the Trust, or by one or more Series thereof if the claim arises from his or her conduct with respect to only such Series, to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include, without limitation, attorneys ‘ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Trustee or officer:

(i) against any liability to the Trust or a Series thereof or the Shareholders by reason of a final adjudication by a court or other body before which a proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

(ii) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or a Series thereof:

(iii) in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) or (b) (ii) resulting in a payment by a Trustee or officer, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

(A) by the court or other body approving the settlement or other disposition; or

(B) based upon a review of readily available facts (as opposed to a full trial-type inquiry) by (x) vote of a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees then in office act on the matter) or (y) written opinion of independent legal counsel.

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators and assigns of such a person. Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust other than Trustees and officers may be entitled by contract or otherwise under law.

(d) Expenses of preparation and presentation of a defense to any claim, actions suit or proceeding of the character described in paragraph (a) of this Section 4.3 may be advanced by the Trust or a Series thereof prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4.3, provided that either:

(i) such undertaking is secured by a surety bond or some other appropriate security provided by the recipient, or the Trust or Series thereof shall be insured against losses arising out of any such advances; or

(ii) a majority of the Non-interested Trustees acting on the matter (provided that a majority of the Non-interested Trustees act on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4.3, a “Non-interested Trustee” is one who is not (i) an “Interested Person” of the Trust (including anyone who has been exempted from being an “Interested Person” by any rule, regulation or order of the Commission), or (ii) involved in the claim, action, suit or proceeding.

In addition, each Trustee has entered into a written agreement with the Trust pursuant to which the Trust is contractually obligated to indemnify the Trustees to the fullest extent permitted by law and by the Declaration of Trust and Bylaws of the Trust.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS OR OTHER CONNECTIONS OF INVESTMENT ADVISOR

New York Life Investment Management LLC (“New York Life Investments”) acts as the investment adviser for each series of the following open-end registered management investment companies: MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds.

The list of officers and directors of New York Life Investments, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by New York Life Investments (SEC File No: 801-57396).

EPOCH INVESTMENT PARTNERS, INC.

Epoch Investment Partners, Inc. (“Epoch”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of Epoch, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Epoch (SEC File No: 801-63118).

MACKAY SHIELDS LLC

MacKay Shields LLC (“MacKay Shields”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of MacKay Shields, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by MacKay Shields (SEC File No: 801-5594).

MARKSTON INTERNATIONAL LLC

Markston International LLC (“Markston”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of Markston, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Markston (SEC File No: 801-56141).

NYL INVESTORS LLC

NYL Investors LLC (“NYL Investors “) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of NYL Investors, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by NYL Investors (SEC File No: 801-78759).

WINSLOW CAPITAL MANAGEMENT INC.

Winslow Capital Management Inc. (“Winslow Capital”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of Winslow Capital, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Winslow Capital (SEC File No: 801-41316) .

ITEM 32. PRINCIPAL UNDERWRITERS

a. Inapplicable

b. Inapplicable

c. Inapplicable

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS.

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue, New York, NY 10010; New York Life Investment Management LLC, 30 Hudson Street, Jersey City, NJ 07302; Epoch Investment Partners, Inc., 399 Park Avenue, New York, NY 10022; MacKay Shields LLC, 1345 Avenue of the Americas, New York, NY 10105; Markston International LLC, 445 Hamilton Avenue, White Plains, New York 10601; and Winslow Capital Management, LLC, 4400 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. Records relating to the duties of the custodian for each series of The MainStay Funds are maintained by State Street Bank and Trust Company, 1 Lincoln Street, Boston, MA 02111-2900. Records relating to the duties of the transfer agent of The MainStay Funds are maintained by DST Asset Manager Solutions, Inc., 2000 Crown Colony Drive, Quincy, MA 02169.

ITEM 34. MANAGEMENT SERVICES.

Inapplicable.

ITEM 35. UNDERTAKINGS.

Inapplicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement and that it has duly caused this Post-Effective Amendment No. 141 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City in the State of New Jersey, on the 22nd day of October, 2018.

THE MAINSTAY FUNDS

By:	/s/ Kirk C. Lehneis
Kirk C. Lehneis
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 141 to the Registration Statement has been signed below by the following persons in the capacities indicated on October 22, 2018.

SIGNATURE	TITLE

/s/ Kirk C. Lehneis	President and Principal Executive Officer
Kirk C. Lehneis

/s/ Susan B Kerley*	Trustee and Chairman of the Board
Susan B Kerley

/s/ David H. Chow*	Trustee
David H. Chow

/s/ Yie-Hsin Hung*	Trustee
Yie-Hsin Hung

/s/ Alan R. Latshaw*	Trustee
Alan R. Latshaw

/s/ Richard H. Nolan, Jr.*	Trustee
Richard H. Nolan, Jr.

/s/ Jacques P. Perold*	Trustee
Jacques P. Perold

/s/ Richard S. Trutanic*	Trustee
Richard S. Trutanic

/s/ Jack R. Benintende	Treasurer and Principal Financial
Jack R. Benintende	and Accounting Officer

By: /s/ J. Kevin Gao	Secretary
J. Kevin Gao
As Attorney-in-Fact

* Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

(d)(2)(a)(ii)	Amendment dated May 1, 2018 to the MacKay Shields Subadvisory Agreement
(d)(2)(a)(iii)	Amendment dated May 22, 2018 to the MacKay Shields Subadvisory Agreement
(g)(1)(p)	Amendment dated February 28, 2018 to the Master Custodian Agreement
(g)(1)(q)	Amendment dated May 22, 2018 to the Master Custodian Agreement
(g)(1)(r)	Amendment dated July 2, 2018 to the Master Custodian Agreement
(g)(1)(s)	Amendment dated September 10, 2018 to the Master Custodian Agreement
(g)(2)(o)	Amendment dated February 28, 2018 to the Master Delegation Agreement
(g)(2)(p)	Amendment dated May 22, 2018 to the Master Delegation Agreement
(g)(2)(q)	Amendment dated July 2, 2018 to the Master Delegation Agreement
(g)(2)(r)	Amendment dated September 10, 2018 to the Master Delegation Agreement
(h)(1)(a)(xx)	Amendment dated May 22, 2018 to the Transfer Agency Agreement
(h)(1)(a)(xxi)	Amendment dated July 2, 2018 to the Transfer Agency Agreement
(h)(7)(a)	Amended and Restated Expense Limitation Agreement dated May 22, 2018